Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-213578 and 333-231328) pertaining to the Rovi Corporation 2000 Equity Incentive Plan, Rovi Corporation Amended 2008 Equity Incentive Plan, Rovi Corporation Amended 2008 Employee Stock Purchase Plan, TiVo Inc. Amended and Restated 1999 Equity Incentive Plan, TiVo Inc. Amended and Restated 2008 Equity Incentive Award Plan (now named the “TiVo Corporation Titan Equity Incentive Award Plan”), and TiVo Corporation 2008 Equity Incentive Plan of TiVo Corporation of our reports dated February 18, 2020, with respect to the consolidated financial statements of TiVo Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of TiVo Corporation and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2019.

/s/ Ernst & Young LLP

Los Angeles, California
February 18, 2020